November 27, 2019

VIA EDGAR

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Form 10-K for the year ended December 31, 2018
Filed February 22, 2019
Form 10-Q for the quarterly period ended June 30, 2019
Filed August 2, 2019
File No. 001-36101

Dear Howard Efron and Robert Telewicz:

On behalf of RE/MAX Holdings, Inc. (“RE/MAX Holdings” or the “Company”), we are writing to supplement the letter we provided on October 30, 2019 (the “Company Response”), which was in response to the comment letter dated October 23, 2019 (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Company’s Form 10-Q filed on August 2, 2019. For the convenience of the Staff’s review, we have set forth in bold type the comment contained in the Comment Letter along with the supplemental response of the Company.

Form 10-Q for the quarterly period ended June 30, 2019

2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

1.

We note your disclosure that you recognize an offsetting liability on the balance sheet equal to marketing fund fees received. Please tell us your specific basis for the timing and amounts of marketing costs you accrued. Please cite any relevant accounting literature in your response.

Response:  In the prior Company Response, we highlighted that the Company is contractually obligated under its franchise agreements to spend marketing revenues collected on advertising and promotional expenses and that the Company applies ASC 720-35-25-1A by analogy which states that “…some entities assume an obligation to reimburse their customers for some or all of the customers’ advertising costs (cooperative advertising).  When revenues related to the transactions creating those obligations are recognized before expenditures are made, those obligations shall be accrued and the advertising costs expensed when the related revenues are recognized.”

U.S. Securities and Exchange Commission

November 27, 2019

We are providing this supplemental response to provide more clarity on what we understand to be the history of this guidance within the FASB’s codification.    The guidance referenced above was originally in SOP 93-7, Reporting on Advertising Costs, prior to the FASB Codification.  That guidance is reproduced below:

Expensing or Capitalizing Advertising Costs

.26 The costs of advertising should be expensed either as incurred or the first time the advertising takes place (paragraphs .42 to .44 elaborate on component costs of advertising), except for—

a. Direct-response advertising (1) whose primary purpose is to elicit sales to customers who could be shown to have responded specifically to the advertising and (2) that results in probable future economic benefits (future benefits). (Paragraph .37 discusses the conditions that must be met in order to conclude that direct-response advertising results in probable future benefits.) Examples of the first time advertising takes place include the first public showing of a television commercial for its intended purpose and the first appearance of a magazine advertisement for its intended purpose.

b. Expenditures for advertising costs that are made subsequent to recognizing revenues related to those costs, as discussed in paragraph .27

.27 Expenditures for some advertising costs are made subsequent to recognizing revenues related to those costs. For example, some entities assume an obligation to reimburse their customers for some or all of the customers’ advertising costs (cooperative advertising). Generally, revenues related to the transactions creating those obligations are earned and recognized before the expenditures are made. For purposes of applying this SOP, those obligations should be accrued and the advertising costs expensed when the related revenues are recognized.

SOP 93-7 par .27 was codified into ASC 340-20-20-25-2.  This guidance, regarding when to recognize a liability for advertising costs, was rescinded by ASU 2014-09.  However, that guidance was subsequently reinstated under ASU 2016-20, Technical Corrections and Improvements to Topic 606 (“ASU 2016-20”), as ASC 720-35-25-1A.  It is our understanding that the reinstatement of the guidance appeared to possibly narrow the applicability of the guidance inasmuch as it stated in ASC 720-35-15-5 that “the guidance in paragraph 720-34-25-1A applies to accounting for costs related to direct-response advertising activities”.

We further understand (i) that this apparent narrowing of the guidance is contradicted by ASU 2016-20’s basis for conclusions where the Board noted that it “…did not intend to supersede the guidance on when to recognize a liability for advertising costs that was included in paragraph 340-20-25-2” and (ii) that the FASB has since clarified with ASU 2018-09 that the guidance in ASC 720-35-25-1A is not limited in scope to direct response advertising activities.  The guidance in ASU 2018-09 is reproduced below:

ASU 2018-09, Codification Improvements

15. Stakeholders highlighted that the scope of the guidance in paragraph 720-35-25-1A (originally in Subtopic 340-20, Other Assets and Deferred Costs— Capitalized Advertising Costs) is not aligned with the source guidance in AICPA Statement of Position (SOP) No. 93-7, Reporting on Advertising Costs. The scope of SOP 93-7 was not limited to direct-response advertising. However, the heading and references to direct-response advertising were included in the guidance when it was initially included in the Codification, and those references were carried forward in

U.S. Securities and Exchange Commission

November 27, 2019

Accounting Standards Update No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, when the Board moved that guidance from Topic 340 to Topic 720. The Board understands that, in practice, the guidance in paragraph 720-35-25-1A is applied by some entities on the basis of the scope of SOP 93-7. The objective of this amendment is to align the scope of this guidance in the Codification with the source guidance in SOP 93-7 by removing the references in the guidance and heading to direct response advertising.

Consistent with the Board’s observation in ASU 2018-09 as cited above, the Company applies the guidance in ASC 720-35-25-1A – which we believe is consistent with the approach taken by other franchisors.

Given the Company’s understanding of the subsequent technical corrections that took place to the codification, the Company believes that its approach is within the scope of ASC 720-35-25-1A and that it is appropriate to accrue advertising costs as related revenue is recognized for amounts that have not yet been spent.

The Company also notes that if it did not follow this model, it would have periods where net income was arising from its marketing funds, even though there is a contractual obligation to spend that income on advertising and as such, those funds are not available to shareholders.  The Company believes that such an approach would not result in representationally faithful reporting.

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If you require additional information or have any questions about this letter, please call me at (303) 796-3650.

Very truly yours,

/s/ Karri R. Callahan

Karri R. Callahan
Chief Financial Officer